MML II – N-SAR Exhibits

For Period Ending 6/30/09
File No. 811-21714

Item 77M.  Mergers

The Board of Trustees of the MML Series Investment Fund II unanimously approved an Agreement and Plan of Reorganization (the “Agreement”) between the MML Small Company Opportunities Fund (“Small Company Opportunities Fund”) and the MML Small Cap Equity Fund (“Small Cap Equity Fund”). The Agreement provided for the transfer of all of the assets and the assumption of all of the liabilities of the Small Company Opportunities Fund in exchange for shares of the Small Cap Equity Fund equal in value to the relative net asset value of the outstanding shares of the Small Company Opportunities Fund (the “Reorganization”). The Reorganization did not require shareholder approval.

Prior to the opening of business on May 1, 2009, the Small Cap Equity Fund acquired all assets and liabilities of the Small Company Opportunities Fund. The acquisition was accomplished by a tax-free exchange of 5,454,629 Initial Class shares and 111,154 Service Class shares of the Small Company Opportunities Fund for 5,526,980 Initial Class shares and 112,947 Service Class shares of the Small Cap Equity Fund. The Small Company Opportunities Fund’s net assets at that date of $33,786,815, including $5,591,057 of net unrealized depreciation, were combined with those of the Small Cap Equity Fund. The aggregate net assets of the Small Cap Equity Fund immediately before the acquisition were $106,036,590. The aggregate net assets of the Small Cap Equity Fund immediately following the acquisition were $139,823,405.

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Equity Fund (Series 5)

On April 15, 2009, Registrant purchased 900 shares issued by Rosetta Stone Inc. at a price of $18.00 per share, amounting to a $16,200 aggregate purchase price.  Jefferies & Co., an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Robert W. Baird & Co., Inc, Piper Jaffray Corp, Morgan Stanley & Co., Inc. and William Blair & Co. were the brokers from whom the Fund purchased the shares.